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                             July 10, 2020

       Elizabeth Gulacsy
       Interim Chief Financial Officer
       SeaWorld Entertainment, Inc.
       6240 Sea Harbor Drive
       Orlando , FL 32821

                                                        Re: SeaWorld
Entertainment, Inc.
                                                            Form 10-K for the
Year Ended December 31, 2019
                                                            Filed February 27,
2020
                                                            File No. 1-35883

       Dear Ms. Gulacsy:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2019

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       15. Commitments and Contingencies
       Securities Class Action Lawsuits, page F-31

   1.                                                   Regarding the
Highfields Capital LLP case disclosed in the last paragraph, please disclose an estimate of the
possible loss or a statement that such an estimate cannot be made.
                                                        Please similarly revise
your disclosure in regards to the Consumer Lawsuit disclosed on page F-32.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Elizabeth Gulacsy
SeaWorld Entertainment, Inc.
July 10, 2020
Page 2

      You may contact Scott Stringer at 202-551-3272 or Bill Thompson at
202-551-
3344 with any questions.



FirstName LastNameElizabeth Gulacsy                     Sincerely,
Comapany NameSeaWorld Entertainment, Inc.
                                                        Division of Corporation
Finance
July 10, 2020 Page 2                                    Office of Trade &
Services
FirstName LastName